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                                                                    EXHIBIT 99.1




                     HORIZON MENTAL HEALTH MANAGEMENT, INC.
                            1500 WATERS RIDGE DRIVE
                            LEWISVILLE, TEXAS 75057


                                 March 3, 1997


To our stockholders:

         After extensive study, the Board of Directors of Horizon Mental Health Management, Inc. has adopted a stockholder rights agreement designed to insure that all of the Company's stockholders receive fair and equal treatment in the event of any proposal to acquire the Company. The agreement is intended to protect the interests of our stockholders in the event of abusive or unfair takeover tactics. It is not designed to prevent the acquisition of the Company on terms beneficial to all stockholders.

         Terms of the agreement are contained in the Summary of Rights attached to this letter. This letter is for informational purposes only, and no action is required of you at this time.

         Effective as of the close of business on March 4, 1997, the rights are implicitly attached to all shares of the Company's Common Stock. Because the rights are not currently exercisable and have no current value, certificates representing the rights will not be issued at this time; the rights will trade with and be represented by your Common Stock certificate. The rights become exercisable only following the acquisition by a person or group of 15 percent or more of the Company's Common Stock, or, at the Board's option, following the announcement of a tender offer or exchange offer to acquire an interest of 15 percent or more. If the rights become exercisable, they entitle all holders - except the takeover bidder - to purchase stock in the Company or the resulting entity from a merger involving the Company at a bargain price. The effect of the plan is to encourage a prospective acquiror to negotiate with the Board of Directors of the Company a transaction that is fair to all stockholders.

         The Company currently has no stockholder with an interest of 15 percent or more, and the Board is not aware of any current attempt to take control of the Company. We have a great deal of confidence in the future of Horizon, and the rights agreement helps to insure that our stockholders will have every opportunity to receive the benefits of the Company's success.

                                                  Very truly yours,



                                                  James Ken Newman
                                                  President and Chief
                                                  Executive Officer